SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST

                            (Name of Subject Company)

                         SUTTER OPPORTUNITY FUND 2, LLC

                                    (Bidder)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                   139 71R 108
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
Robert Dixon                                  Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                Derenthal & Dannhauser
595 Market Street, Suite 2100                 One Post Street, Suite 575
San Francisco, California 94105               San Francisco, California  94104
(415) 777-2186                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

     Transaction                                            Amount of
     Valuation*                                             Filing Fee

     $1,336,266                                             $267.25

* For purposes of calculating the filing fee only. Assumes the purchase of 296,948 shares of Common Stock ("Shares") at a purchase price equal to $4.50 per Share in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO relates to the offer by SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser") to purchase up to 296,948 Shares of Common Stock $0.01 par value (the "Shares") in CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST, a Delaware corporation (the "Issuer"), the subject company, at a purchase price equal to $4.50 per Share, less the amount of any distributions declared or made with respect to the Shares between April 9, 2001 (the "Offer Date") and May 4, 2001 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 9, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal would be assigned by all tendering Share holders to the Purchaser. The Purchaser understands that the Issuer may impose certain limitations on Share ownership by any single Share holder in order to assure compliance with Internal Revenue Code requirements for the Issuer's qualification as a real estate investment trust. Such limitations may limit the total amount of Shares which may be held by the Purchaser to fewer than 10% of the outstanding Shares. The Purchaser is seeking up to 296,948 Shares, which is equal to approximately 20% of the total number of Shares reported by the Issuer to be outstanding as of December 31, 1999. The Issuer has also described in its public reports certain warrants and options to purchase Shares, as well as its authority to repurchase Shares. The Purchaser cannot with certainty determine the Issuer's policies on limiting Share ownership, nor the precise number of Shares currently deemed outstanding for purposes of such limitations. Accordingly, this Offer is for a maximum number of Shares equal to the lesser of 296,948 or the total number of Shares permitted by the Issuer to be transferred to the Purchaser under its limitations on individual Share ownership (the "Maximum Offer"). Tender of Shares will include the tender of any and all securities into which the Shares may be converted or exchanged, and any securities distributed with respect to the Shares, by way of stock dividend or otherwise, from and after the Offer Date.

         The Issuer had 1,484,740 Shares issued and outstanding held by approximately 202 Share holders of record as of December 31, 1999, according to its annual report on Form 10-K for the year then ended. The Issuer estimated that there were approximately 750 beneficial owners of the Shares as of such date. The Purchaser currently beneficially owns a total of 9,300 Shares, or approximately 0.6% of the total of 1,484,740 outstanding Shares. The Purchaser acquired all of these Shares in March 2001 in open market transactions for purchase prices of $3.25 to $3.50 per Share. The 296,948 Shares subject to the Offer constitute approximately 20% of the outstanding Shares. Accordingly, if all of the Shares sought in this Offer are purchased, the Purchaser and their affiliates would beneficially own in the aggregate 306,248 Shares or approximately 20.6% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $1,336,266 in aggregate purchase price, which the Purchaser will fund out of its current working capital.

The address of the Issuer's principal executive offices is 50 California Street, Suite 2020, San Francisco, California 94111.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated April 9, 2001

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Share holders dated April 9, 2001

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 9, 2001


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager



























                                        2


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                                  EXHIBIT INDEX


Exhibit           Description                                               Page

(a)(1)   Offer to Purchase dated April 9, 2001

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Share holders dated April 9, 2001

(a)(4)   Advertisement